Exhibit 8.1

LIST OF SUBSIDIARIES OF CADELER A/S

Name of Subsidiary	Jurisdiction of Incorporation

Seajacks 1 Limited	United Kingdom

Seajacks 3 Limited	Japan

Seajacks 4 Limited	United Kingdom

Seajacks 5 Limited	United Kingdom

Seajacks International Limited	United Kingdom

Seajacks Japan LLC	Japan

Wind MI Limited	Marshall Islands

Wind N1063 Ltd.	Cyprus

Wind N1064 Ltd.	Cyprus

Wind Orca Ltd.	Cyprus

Wind Osprey Ltd.	Cyprus